Leading a new era of innovation in immunology 2 Q 2 0 2 6 F I N A N C I A L R E S U L T S C A L L J U L Y 2 3 , 2 0 2 6 1

Forward Looking Statements This presentation has been prepared by argenx se (“argenx” or the “company”) for informational purposes only and not for any other purpose. Nothing contained in this presentation is, or should be construed as, a recommendation, promise or representation by the presenter or the company or any director, employee, agent, or adviser of the company. This presentation does not purport to be all-inclusive or to contain all of the information you may desire. Certain information contained in this presentation relates to or is based on studies, publications, surveys and other data obtained from third-party sources and the company’s own internal estimates and research. 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A further list and description of these and other risks, uncertainties, and factors that could cause actual results to differ materially from those referred to in the forward-looking statements can be found in argenx’s U.S. Securities and Exchange Commission (SEC) filings and reports, including in argenx’s most recent annual report on Form 20-F filed with the SEC as well as subsequent filings and reports filed by argenx with the SEC. Given these risks and uncertainties, the reader is advised not to place undue reliance on such forward-looking statements. These forward-looking statements speak only as of the date of publication of this presentation. argenx undertakes no obligation to publicly update or revise the information in this presentation, including any forward-looking statements, except as may be required by law. This presentation contains trademarks, trade names and service marks of other companies, which are the property of their respective owners. 2

VISION 2030 is our Engine for Long-term Growth 50k 10 5 patients on treatment labeled indications late-stage molecules Scale VYVGART in MG and CIDP Expand across indications and assets Build diversified immunology portfolio in FcRn and beyond 3

VYVGART Has the Broadest Label Across all gMG Mary Beth, MG Patient Now Approved VYVGART is the First and Only Targeted Treatment Approved for Adults with gMG across all Serotypes Anti-AChR antibody positive Anti-MuSK antibody positive Anti-LRP4 antibody positive Triple seronegative 4

Autoimmune Myositis is a Quintessential argenx Opportunity U.S. Prevalence A Multi-blockbuster Opportunity Clear Biology High Unmet Need Zero approved or late-development therapies Heterogeneous disease; Limited treatments Breakthrough Therapy Designation for IMNM DM IMNM 5

A Pivotal Year for Empasiprubart 12k patients across key markets 1. PPTA, Takeda, CSL, argenx analysis argenx market research MMN G ri p s tr en g th c h an g e f ro m b as e lin e ( kP A ) 60% Progression despite treatment 40% Initially misdiagnosed Targeted treatments 0 UNMET NEED Progressive and often misdiagnosed as ALS Severe disability in 20% of patients DISEASE BURDEN ARDA+ Open LabelARDA Phase 2 6 Sustained Grip Strength Improvement in Phase 2 ARDA OLE

Innovation Model Generating World-Class Pipeline

IIP/Preclinical	Phase 1	PoC	Registrational	Approved
25 Active IIP programs — Spanning neurology, rheumatology, renal and skin targets	ARGX-118 (Galectin)	AMR	Ocular MG	gMG[1] – CIDP – ITP (Japan)
	ARGX-124 (FcRn)	Scleroderma	ITP	VYVGART Hytrulo
	ARGX-125	AIE	Graves' Disease	VYVGART
	TSP-101 (Fn14)	DGF*	Sjogren's Disease	
	Target of **1** IND per year	SMA	Myositis	
		ARGX-121 (IgAN)	MMN	
		ARGX-109 (IL6)	CIDP	
			CMS	
			ARGX-213	

PROGRAMS

- Other
- Efgartigimod
- Empasiprubart
- Adimanebart
- ARGX-213
- ARGX-121
- ARGX-109

1. *VYVGART and VYVGART Hytrulo are the first and only approved treatments for all serotypes of adult patients living with gMG – anti -AChR-Ab positive, anti-MuSK-Ab positive, anti-LRP4-Ab positive, and triple seronegative*

* *Evaluating potential path forward in transplant setting, not DGF*

argenx

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Product Net Sales of $1.5 Billion in Q2 $’m Year over Year (YoY) growth: 2Q26 vs 2Q25 *All growth is operational and excludes the impact of FX QoQ % Growth * GrowthQ2 2025Q2 2026(in millions of $) 59%4728021,273US 117%5052102Japan 1) 59%5383136Rest of the World (62%)(8)125China supply 60%5679491,516Total 62%5759361,511Total ex-China Growth % *GrowthQ1 2026Q2 2026(in millions of $) 15%1661,1071,273US 55%3567102Japan 1) 22%24112136Rest of the World (61%)(7)125China supply 17%2181,2981,516Total Quarter over Quarter (QoQ) growth: 2Q26 vs 1Q26Product Net Sales by Quarter *Product Net sales growth % excludes the impact of FX 1) Japan revenues include approximately $25M for a one-time benefit related to the change in the wholesaler distributor model. Year-over-Year Growth of 60%* Q2 22 Q3 22 Q4 22 Q1 23 Q2 23 Q3 23 Q4 23 Q1 24 Q2 24 Q3 24 Q4 24 Q1 25 Q2 25 Q3 25 Q4 25 Q1 26 Q2 26Q1 22 75 131 173 218 269 329 374 398 478 573 737 790 949 1.127 1.286 1.298 1.516 21 China RoW Japan US 8

Q2 2026 Financial Summary Operating profit of $0.5B +146% YoY *Comparative figures have been aligned with the presentation adopted in the current period, reflecting the combination of research and development expenses and loss from investment in a joint venture. $3.6 billion in cash and cash equivalents and $1.6 billion in current financial assets Ended Q2 with cash† of $5.2B † Alternative Performance Measure (APM). Refer to the APM Statement. (in million of $) 2026 2025 2026 2025 Product net sales $ 1,516 949 2,813 1,739 Other operating income 26 19 41 36 Total operating income $ 1,542 967 2,854 1,775 Cost of sales $ (145) (111) (266) (192) Research and development expenses* (486) (330) (929) (642) Selling, general and administrative expenses (417) (325) (772) (601) Total operating expenses $ (1,048) (766) (1,967) (1,435) Operating profit $ 494 201 887 340 Financial income $ 48 38 92 76 Financial expense (1) (1) (2) (2) Exchange (losses)/gains (8) 49 (19) 76 Profit for the period before taxes $ 532 287 958 489 Income tax expense $ (59) (42) (119) (74) Profit for the period $ 472 245 838 415 Three months ended Six months ended June 30 June 30 9

Patient-first Commercial Execution Jai, VYVGART Patient More HCPs choosing VYVGART as #1 biologic in MG & CIDP More patients requesting VYVGART Patients staying on VYVGART 10

PFS Driving Demand VYVGART Growth Momentum Continues Across MG and CIDP ~80% of PFS patients new to VYVGART in 2Q/26 Increasing Breadth & Depth of Prescription Seronegative gMG Label Expansion >5,000 neurologists Earlier-line use First and only biologic approved across all gMG serotypes 11 Internal argenx data

Strong Early Momentum Following gMG Label Expansion



"I honestly sat at my computer and cried. ***Hope.*** This is finally real hope for the seronegative community."

Zach, seronegative MG patient

PATIENTS	PHYSICIANS	PAYERS
+11k	**>80%**	**~55%**
Patients now eligible in U.S.	**Of seronegative MG treaters covered**	**U.S. commercial lives covered**
Significant unmet need	**Halo effect on gMG patients**	**Most plans remove serology testing requirement**

Internal argenx data

argenx

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For up to 96 weeks Evidence Generation Supports CIDP Market Expansion 42K 12K +12K Diagnosed, ‘Well-Managed’ on Treatment Addressable Market at Launch Total Diagnosed Patients 13 CIDP Market Expansion Opportunity +18K Diagnosed, Not Treated Improved grip strength1 Successful IVIG switch study2 87.5% response in treatment-naïve patients3 1. MDA 2026: ADHERE/ADHERE+ post-hoc analyses; 2. PNS 2026: IVIg to SC Efgartigimod PH20 Transition in CIDP; 3. AAN 2026: Efgartigimod on Treatment-Naïve Participants with CIDP Post-Hoc Analysis CIDP Evidence Generation 13

Augmenting our Commercialization Engine to Prepare for Successful Entry into Rheumatology HCPs Payors Patients Proactive Payor Engagements Best-in-Class Patient Engagement Program Strong Market Access Capabilities Partnerships with AIM Patient Advocacy Groups Expanded MSL Team Engaging with 650 AIM KOLs Sales Field Expansion Planned (rheumatology) Disease State Education Campaign Medical Education 14

Innovation Has No Value Unless it Provides Meaningful Benefit to Patients 15

Alternative Performance Measure Statement In this document, argenx's financial results are provided in accordance with IFRS® Accounting Standards (IFRS) and using a non-IFRS financial measure, cash, cash equivalents and current financial assets. This value should not be viewed as a substitute for the company’s IFRS financial information and is provided as a complement to financial information provided in accordance with IFRS and should be read in conjunction with the most directly comparable IFRS financial information as set out below. Management believes this non-IFRS financial measure is useful for securities analysts, investors and other interested parties to gain a more complete understanding of the company's available financial liquidities given that the company’s current financial assets are held in term accounts with an initial maturity of more than three months but less than twelve that may be used to meet its financial obligations. Such non-IFRS financial information, as calculated herein, may not be comparable to similarly named measures used by other companies and should not be considered comparable to IFRS financial measures. Non-IFRS financial measures have limitations as an analytical tool and should not be considered in isolation from, or as a substitute for, an analysis of the company's financial results as reported under IFRS. A reconciliation of the IFRS financial information to non-IFRS financial information is included below: Cash, cash equivalents and current financial assets totaled $5.2 billion as of June 30, 2026, compared to $4.4 billion as of December 31, 2025. The balance as of the period ended June 30, 2026 consisted of $3.6 billion in cash, cash equivalents and $1.6 billion in current financial assets and the balance as of the period ended December 31, 2025 consisted of $3.5 billion in cash and cash equivalents and $0.9 billion in current financial assets. 16